TSX: EQX NYSE-A: EQX

 NEWS RELEASE

Equinox Gold Announces "Ride to Greenstone" Fundraiser

June 3, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") today is launching the Ride to Greenstone, an epic 3,634 km bike relay from Vancouver, BC to Geraldton, Ontario, to celebrate the official opening of the Company's new Greenstone Mine.

The focus of the ride is to raise money for the Geraldton District Hospital, which serves a 2,767-km2 region in Northern Ontario including five Indigenous communities and the Greenstone Mine workforce. Equinox Gold's mine sites in California, Mexico and Brazil are sending cyclists to join this expedition and are also organizing a variety of events to raise money for charities in their local communities, bringing the Company's global workforce, contractors and suppliers together to support the communities in which we work.

Ross Beaty, Chair of Equinox Gold, commented: "The Ride to Greenstone highlights our commitment to the health and well-being of our team, emphasizing physical activity, team building and fun. Supporting community health and education is one of our top priorities as a company, and we are thrilled to see the entire Equinox Gold family of employees, contractors and suppliers coming together to raise money for the Geraldton District Hospital."

The Company has raised more than C$950,000 to date through early sponsorship outreach and will be encouraging its vendors, contractors and industry leaders to sponsor this ambitious journey. Information on the seven charities and how to donate is available on the Ride to Greenstone website.

The cyclists will officially set off from the Company's head office in Vancouver on August 5th at 8:00 am. Daily progress updates will be provided on the Company's social media channels and on the Ride to Greenstone website. More information is available on the Company's website at www.equinoxgold.com, on the Ride to Greenstone website, and by emailing Ride2Greenstone@equinoxgold.com.

About the Greenstone Mine

The Greenstone Mine will be Equinox Gold's flagship asset and largest, lowest-cost producer. First gold was poured on May 22, 2024 and commercial production is targeted for Q3 2024. A video of the first gold pour is available here. When operating at capacity, the Greenstone Mine is expected to produce approximately 400,000 ounces of gold annually for the first five years, and average 360,000 ounces of gold per year for its initial 14-year mine life, making Greenstone one of Canada's largest gold mines.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas, with eight operating gold mines and a clear path to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully advance Greenstone Mine to commercial and full production and the timing thereof; the Company's expectations for the operation of Greenstone, including production capabilities and future financial or operating performance; and the strategic vision for the Company and the Company's ability to successfully advance its expansion projects. Forward-looking statements or information generally identified by use of the words "target", "will", "clear path", "expect", "achieve" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements as the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include but are not limited to: commissioning at Greenstone being completed and performed in accordance with current expectations; Equinox Gold's ability to achieve the exploration, production, cost and development expectations for Greenstone; and the Company's expansion projects being completed and performed in accordance with current expectations. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental risks, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices; legal restrictions relating to mining; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's Management's Discussion & Analysis dated February 21, 2024 for the year ended December 31, 2023, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements and information are designed to help readers understand management's views with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.